Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The following is a transcript from EQT Corporation’s Q2 2017 earnings call.

Corrected Transcript 27-Jul -2017 EQT Corp. Q2 2017 Earnings Call (EQT) Total Pages: 20 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 CORPORATE Patrick J. Kane PARTICIPANTS David Schlosser Chief Investor Relations Officer, EQT Corp. Robert J. McNally Senior Vice President and Chief Financial Officer, EQT Corp. Senior Vice President and President, Exploration & Production, EQT Corp. Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. OTHER PARTICIPANTS Scott Hanold Analyst, RBC Capital Markets LLC Drew E. Venker Analyst, Morgan Stanley & Co. LLC Michael Anthony Hall Analyst, Heikkinen Energy Advisors LLC Neal D. Dingmann Analyst, SunTrust Robinson Humphrey, Inc. Arun Jayaram Analyst, JPMorgan Securities LLC Holly Stewart Analyst, Scotia Howard Weil Brian Singer Analyst, Goldman Sachs & Co. MANAGEMENT DISCUSSION SECTION Operator: Greetings and welcome to the EQT Corporation Second Quarter Earnings Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Patrick Kane, Chief Investor Relations Officer. Thank you, Mr. Kane. You may begin. Patrick J. Kane Chief Investor Relations Officer, EQT Corp. Thanks, Doug. Good morning, everyone, and thank you for participating in EQT Corporation's conference call. With me today are Steve Schlotterbeck, President and Chief Executive Officer; Rob McNally, Senior Vice President and Chief Financial Officer; David Schlosser, Senior Vice President and President of Exploration & Production; and Lisa Hyland, Senior Vice President and President of Midstream. The replay for this call will be available this evening for seven days. The telephone number for the replay is 201-612-7415. The confirmation code is 13650782. The call will also be replayed for seven days on our website. First a few logistical comments. Earlier this morning, we issued our second quarter earnings release and posted a slide presentation. Both are available on our website at www.eqt.com and include, among other things, comments regarding EQT's pending acquisition of Rice Energy. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. 2 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 In connection with the proposed transaction, EQT expects to file with the SEC a Registration Statement on Form S-4 and Joint Proxy Statement later today. These and other documents filed by EQT and Rice with the SEC may be obtained free of charge at EQT's website, www.eqt.com, or Rice's website, www.riceenergy.com, as applicable, or at the SEC's website, www.sec.gov. You should review such materials filed with the SEC carefully as they will include important information regarding the proposed transaction. To remind you, the results of EQT Midstream Partners, ticker EQM, and EQT GP Holdings, ticker EQGP, are consolidated in EQT's results. Earlier this morning, there was a separate joint press release issued by EQM and EQGP. The partnerships will have a joint earnings conference call at 11:30 today, which requires that we take the last question at 11:20. The dial-in number for that call is 201-689-7817. In a moment, Rob and Dave will summarize EQT's second quarter results and Steve will give a brief update on the Rice acquisition. Following the prepared remarks, Steve, Rob, Dave and Lisa will be available to answer your questions. I'd like to remind you that today's call may contain forward-looking statements. You can find factors that could cause the company's actual results to differ materially from those forward-looking statements listed in today's press release and under Risk Factors in EQT's Form 10-K for the year ended December 31, 2016, as updated by any subsequent Form 10-Qs, which are on file with the SEC and available on our website. Today's call may also contain certain non-GAAP financial measures. Please refer to this morning's press release for important disclosures regarding such measures, including reconciliations to the most comparable GAAP financial measures. With that, I'll turn the call over to Rob McNally. Robert J. McNally Senior Vice President and Chief Financial Officer, EQT Corp. Thanks, Pat, and good morning, everyone. Before reviewing the second quarter results, I do want to briefly give you an update on the Rice Energy acquisition. As a reminder, on June 19, we announced our intent to acquire Rice for 0.37 EQT shares plus $5.30 per Rice share. As Pat mentioned, the Proxy Statement will be filed later today and will be available on our website, Rice's website or the SEC website. Steve is going to have further comments on the transaction in a few minutes. Okay. I'll provide an overview of the second quarter results. As you read in the press release this morning, EQT announced second quarter 2017 adjusted earnings per diluted share of $0.06 compared to a $0.38 loss in the second quarter of 2016. Adjusted operating cash flow attributable to EQT increased to $223 million as compared to $105 million for the second quarter of 2016, reflecting an increase of $118 million. As a reminder, EQT Midstream Partners and EQT GP Holdings results are consolidated in EQT Corporation's results. Moving to Production, Production sales volume of 198 Bcfe for the second quarter was 7% higher than the second quarter of 2016 and was slightly ahead of the high end of our guidance range. The realized price, including cash settled derivatives, was $2.86 per Mcfe, a 36% increase compared to $2.11 per Mcfe in the second quarter of last year. Operating revenue for the production company totaled $631 million for the second quarter of 2017, which was $554 million higher than the second quarter of 2016. Total operating expenses at EQT Production were $578 3 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 million or 10% higher quarter-over-quarter, consistent with volume growth. Transmission expenses were almost $38 million higher due to volumes transported on the Rockies Express Pipeline and the Ohio Valley Connector. As mentioned on our first quarter call, we were paying for some Rex capacity last year. But since we're unable to physically move our produced gas to Rex in the second quarter of 2016, we'll use that capacity for marketing. When we use pipeline capacity for marketing, we net the cost of the transportation against the recoveries realized. The cost of pipeline capacity used to move our produced gas is recognized as an operating expense. Processing expenses were $17.7 million higher, consistent with higher wet gas volumes, primarily related to our recent acreage acquisitions. Gathering expenses and DD&A were all higher, consistent with production growth. Production taxes were $1.8 million higher as a result of higher impact fees due to increased drilling activity in Pennsylvania and better pricing. Lease operating expenses, excluding production taxes, were $3.3 million lower. Excluding the impact of prior year pension settlement and legal expenses, SG&A was slightly favorable for the quarter, as we reduced our Kentucky cost structure when we integrated the Kentucky gathering operations into production in 2016. During the quarter, our liquid story was strong, reflected by an increase in volumes and a higher pricing environment. NGL sales volume and realized price were significantly higher. Regarding pricing, the average realized price, including cash settled derivatives, was $2.86 per Mcfe, a 36% increase compared to the $2.11 per Mcfe in the second quarter of last year. The average differential for the quarter, which was a negative $0.64 per Mcfe, was within the stated guidance range for the quarter. This is a $0.51 decrease from the first quarter of 2017, but a $0.15 improvement from the second quarter of 2016. Approximately 80% of our local [ph] basis (08:05) exposure for the balance of 2017 is locked in and is reflected in our differential guidance. The minimal effects of declined local pricing highlight the value of our diversified firm capacity portfolio, which provide significant takeaway capacity to premium markets. We continued to expect improvement in our realized price as incremental pipeline projects come online, including the Mountain Valley Pipeline project, which will provide access to the premium Southeast and Mid-Atlantic markets. Now moving to Midstream results, EQT Gathering operating income was $83.3 million, $10.1 million higher than the second quarter of 2016. Operating revenue was $112.1 million, a $12 million increase over the second quarter of 2016, driven by production development in the Marcellus Shale. This was slightly offset by increased operating expenses, which totaled $28.8 million for the quarter, a $1.9 million increase over the same period last year. Looking at EQT Transmission, second quarter operating income was $57.8 million, $1.9 million higher than the second quarter of 2016. Firm reservation fee revenue was $79.5 million, $19.2 million higher than the second quarter of 2016, primarily as a result of EQT contracting for additional firm capacity on the OBC. Operating revenues were $86.8 million, an $8.9 million increase over the second quarter of 2016, while operating expenses were $29 million, a $7 million increase over the second quarter of 2016, with approximately $5 million of the $7 million increase being DD&A. I'll close my remarks by providing you with our liquidity update. We closed the quarter in a great liquidity position with zero net short-term debt outstanding under EQT's $1.5 billion unsecured revolver and about $561 million of cash on the balance sheet, which excludes EQM. We're forecasting $1.2 billion of operating cash flow for 2017 at EQT, which includes approximately $200 million of distributions to EQT from EQGP. We're fully capable of 4 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 funding our roughly $1.5 billion 2017 CapEx forecast, which excludes EQM and land acquisitions, with the expected operating cash flow and the current cash that we have on hand. So, with that, I'll turn the call over to David. David Schlosser Senior Vice President and President, Exploration & Production, EQT Corp. Thanks, Rob, and good morning, everyone. As Rob mentioned, our sales volume for the second quarter was 198 Bcfe, which exceeded the high-end of guidance by 3 Bcfe. Operationally, we now have seven factories secured and expect to operate at this pace for the remainder of the year. With these crews in pace, we anticipate approximately 55 Marcellus and Upper Devonian wells to be turned in line in the third quarter and 58 in the fourth quarter. This is approximately three times the pace of the first six month of this year, during which we had 19 wells turned in line in the first quarter and 17 wells in the second quarter. As you would expect, the production impact of this increased completion activity will be weighted to the fourth quarter and is reflected in our current guidance. Additionally, with the success of our ongoing consolidation efforts, we now expect our 2017 drilling program to have an average lateral length of 8,400 feet, which is 11% higher than our 2016 average. Now, let's move onto our Deep Utica test program. As we've mentioned during previous calls, our capital is allocated to projects that we expect will deliver the best returns. And as we continue to lengthen laterals and improve efficiency in the Marcellus, the hurdle rate for other investments continues to increase. As an example, given the contiguous acreage position of the pending Rice transaction, we expect Marcellus wells in Greene and Washington counties to average at least 12,000 feet. Based on recent Utica result and current development costs, we estimate a Utica well will need to achieve at least 4 Bcf per 1,000 feet to be competitive with a 12,000 foot Marcellus well. And so far, we believe there are only two Deep Utica wells that meet or exceed that threshold. In short, we have multiple years of long lateral inventory in the Marcellus. And when comparing the two plays, it is difficult for the Utica to compete. For these reasons, we have made the decision to suspend our Utica test program and focus our efforts on Marcellus development as we integrate the assets we've acquired over the past year and a half. This year's Utica program was planned to contribute 18 Bcfe to our annual volume. Therefore, the suspension will impact our production guidance which is now adjusted to be 205 Bcfe to 210 Bcfe for the third quarter and 825 Bcfe to 840 Bcfe for the full year. I'll now turn the call over to Steve. Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Thank you, Dave. Good morning, everybody. As you're aware, the big news of the quarter was the June 19 announcement that we entered into an agreement to acquire Rice Energy. Rice is an outstanding, strategic and operational fit for us and we anticipate the combined entities will capture significant operating efficiencies, improve overall well economics and deliver stronger returns to our shareholders. 5 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 We also believe this transaction will enhance our options to address EQT's sum-of-the-parts discount, which we have previously discussed. We have spoken with many of our shareholders and other industry experts since the announcement and we are pleased with the positive, enthusiastic feedback received. In discussing this compelling transaction, we received questions on our ability to address the sum-of-the-parts discount and around our synergies estimates for the merger. I will address both of these topics today. First, on addressing the sum-of-the-parts, the Rice acquisition does not impact the timing of addressing our sum-of-the-parts discount. In fact, we believe this transaction will enhance our options to address the sum -of-the-parts discount which we have previously discussed. Addressing the sum-of-the-parts discount is a priority for the board and we will develop a plan by the end of 2018 that we believe is in the best interest of EQT and all shareholders. These options could include splitting the companies, selling one of the businesses, collapsing EQM and EQGP to support a buyback program as well as several other scenarios. Our analysis will be a comprehensive one, which not only evaluates all feasible alternatives for addressing the discount, will also include a full analysis of the potential tax implications of the current tax reform effort in Washington. As you can appreciate, this is a longer-term development and we do not have additional details to share. The second most common question has been around synergies. We're confident that the PV of the synergies are in excess of the $2.5 billion laid out in the deal announcement. As you will see in our updated slide deck, which was posted to our website and filed with the SEC this morning, the $2.5 billion only covers categories of synergies, $1.9 billion of which are efficiencies driven by longer laterals, high grading the drilling program to drill longer laterals first and lower surface costs, including fewer roads, pads, water pits and well lines. Those savings are in our control and we're forecasting $200 million in 2018 and $350 million per year for the following nine years. The other $600 million is from a reduction of $100 million of G&A per year discounted for 10 years. Given the overlap of the businesses and after careful evaluation, we believe the $2.5 billion is a conservative estimate and are confident in our ability to achieve these targets. In addition to the quantified synergies, there are significant synergies that are harder to quantify. We listed them in our presentation this morning along with ranges of potential value. If you took the high end of the ranges of each category, the additional synergies are well in excess of the $2.5 billion that we've already quantified. A few examples are increasing well recoveries by combining EQT and Rice's best drilling and completion techniques is worth $500 million for every 1% increase in EUR per foot. Increased leverage in acquiring drilling and fracking services is worth $300 million for every 1% improvement in service costs. And G&A savings beyond the 10 years is worth approximately $500 million. There are several other additional synergies discussed in our updated IR deck. And I would encourage you to review our new deck for the full slate of additional synergies. I think you'll also conclude that our original estimate of $2.5 billion in synergies is very conservative and we expect to be able to exceed that amount by a fair margin. We continue to make strong progress towards completing the transaction and recently received antitrust clearance from the Federal Trade Commission, one of the customary closing conditions of the transaction. Rice is an outstanding, strategic and operational fit for us and we're excited to complete the transaction in the fourth quarter. With that, I'll turn it over to Pat for Q&A. 6 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Patrick J. Kane
Chief Investor Relations Officer, EQT Corp.

Thanks, Steve. That concludes the comments portion of the call. Doug, can we please open the call for questions?

QUESTION AND ANSWER SECTION

Operator: Certainly, Thank you, ladies and gentlemen. We will now be conducting a question-and-answer session. [Operator Instructions] Our first question comes from the line of Scott Hanold from RBC Capital Markets. Please proceed with your question.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Thanks. Good morning.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Hi, Scott.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Good morning, Scott.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

So, a question on – with the reduced activity in the Utica Shale, is some of that being reallocated to the Marcellus and – with the capital that was spent there? And...

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yeah. Scott, some of that capital is being reallocated to completion of some DUCs that we acquired in the West Virginia acquisitions over the past year. So, not to new grassroots wells, but to the completion of a suite of DUCs.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Okay. Okay. Understood. And then, yeah, because that – I guess the completion pace you all have in the second half of the year, I mean, is significantly higher than obviously what you experienced in the front half of year. And I was kind of curious on why – and I don't know what the best way to look at this thing, but even relative to the frac crews you had, it seems a lot faster. So, I was just wondering what's some color on that.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

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EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Yeah. I think we now have the frac crews in place and they're getting to work. And so the pace of completed wells is going to be higher, but DUCs as well will also – since we don't have to drill those wells, they're already drilled – will help us increase that pace quite a bit in the second half of the year.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Yeah. So the implied obviously growth into the fourth quarter that you all have is in excess of a sequential 10%. Then I would expect the exit rate should be pretty robust. I mean have you – do you have a sense of what that might look like?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

I don't think we've quoted that, but definitely the fourth quarter and heading into 2018 will – the growth rate will be significantly higher than it has been the last couple quarters.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Thanks. And then one last quick one. It looks like there is some reports that Rice acquired this LOLA Energy. Do you all have any comments on that and why would be taken place during this process?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, we don't have comments on that. I would defer you to Rice and/or LOLA for questions on that. I guess my only comment would be we're very familiar with LOLA and the assets that they have and they fit very nicely in the core backyard of Greene and Washington counties. So they are definitely high quality assets, but questions regarding any potential transaction should be directed to those companies.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Thanks.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yeah.

Operator: Our next question comes from the line of Drew Venker with Morgan Stanley. Please proceed with your question.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC

Q

Hi. Good morning, everyone.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Hi, Drew.

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EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 A Robert J. McNally Senior Vice President and Chief Financial Officer, EQT Corp. Hi, Drew. Q Drew E. Venker Analyst, Morgan Stanley & Co. LLC So, Steve, I was hoping you can talk about the steps you might need to take to realize some of the upside to synergies that you identified like the marketing optimization or the longer laterals in West Virginia or any of the other ones that you think are relevant to speak to. A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Yeah. So, maybe I should describe a few of those that probably aren't obvious. So the West Virginia laterals one, that's a – if you assume that we could increase the average lateral in West Virginia by 2,000 feet, at the same time, delaying a significant amount of the West Virginia development because we'll be more focused on Pennsylvania, so all that's incorporated into this number. But the reason that we think that might be possible or at least the portion of that is possible is we've clearly found that time equals more length, especially in West Virginia, because of the, frankly, antiquated oil and gas regulations they have. It takes a lot of time to piece together longer laterals. And as a result of the Rice acquisition and shifting our focus to Pennsylvania, that will buy us a lot more time to work the existing locations in West Virginia. And, ultimately, they will be longer when we drill them than they otherwise would have been. So that's what is behind that. And I would stress on the sheet in our IR presentation. Those are ranges of values. We're not necessarily saying that we expect to achieve 100% of all of those, but I would expect that we will achieve some amount of probably all of them or nearly all of them. And that's one. So, we picked 2,000 feet because we think that's plausible. But it will be hard to quantify and hard to measure and will occur somewhat down the road. On the – I think the buying power is self-explanatory. That's just having more leverage because of our scale and negotiating service contracts. And/or if that's not possible having enough scale and enough certainty with our drilling programs, if it made sense we could ourselves get into the service business – if that made more sense to make sure we got some synergies there, although I think more likely would be – that we're just able to negotiate better contracts. The marketing optimization is again because of the scale and the amount of gas that we will have available to sell in our commercial group, that they will be able to negotiate better sales contracts. And that one is a $0.05 improvement in realized price. We deal $1.4 billion in value. I can't guarantee you will get $0.05, but we should be able to negotiate better sales contracts. So there should be some value there, for sure. LOE optimization is again – we haven't built that into our synergies. But clearly because of the operational overlap of the two companies, we would fully expect to realize some unit LOE improvements. And we've quoted a $0.03 improvement in yields, $800 million in additional value. We talked about the G&A. We've only discounted that for 10 years. If you assume that that continues in perpetuity it's another $0.5 billion, but we tend to be more conservative on our estimate. 9 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 And, finally, the MVP expansion – because of the extra or the increased production that we'll have, it's possible that that expansion opportunity could be accelerated by up to three years which pulls forward that value and has a PV of about $200 million. And the biggest one is the thought that between the two companies we've got a lot of data on completion practices in this core area of the Marcellus and both companies have independently done a lot of science and analysis and gathered tremendous amounts of data. And we put those two databases together and can explore the best techniques in various areas. Almost certainly we will be able to come up with best practices going both ways that improve the returns of our wells. Hard to predict how much that will be. But, for example, if we increased the EURs by 5%, that's an additional $2.5 billion of synergy. So that's a particularly powerful one and one that I fully expect to capture some if not all of that amount of synergy. [ph] That makes a little (25:30) long-winded than you wanted. Q Drew E. Venker Analyst, Morgan Stanley & Co. LLC No. That's great. All the color really helps actually. So, just to follow-up on the West Virginia piece, with that – seeing as laterals involved swaps or some unitization or something, is that partly of what factor into how successful that upside is? A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Yes. It would frankly be doing more of what we're already doing, but having more time to do it. So, swaps for sure. We have a lot of acreage that overlaps with one of our big competitors down there. But swaps are particularly difficult to work out. You have different acreage dedications to different midstream companies. You have different net revenue interest, different terms in the leases. So, it takes a lot of effort to get the swaps done. It also gives us more time to work on the joint development and co-tenancy legislation in West Virginia that we still feel needs to happen in West Virginia. And we still remain cautiously optimistic that with more time we will get that legislation through. That would be a big improvement for West Virginia lateral lengths and economics will make West Virginia more competitive in certain areas with our Pennsylvania opportunity. So, having more time to work on that before we drill the wells is certainly a big advantage. Q Drew E. Venker Analyst, Morgan Stanley & Co. LLC Thanks, Steve. I appreciate that. And just one follow-up just on kind of the macro within Appalachia. It seems like there's still a number of these smaller operators or even, let's just say, assets that are in the market that might make sense to consolidate whether by you or someone else. Do you see a lot of those still out there or there? Are there areas where there's a lot of disparate acreage that could be consolidated by someone or you see other willing sellers out there, in addition to Rice? A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Drew, I think, with the acquisitions we've done in West Virginia and now with the Rice transaction, our appetite for additional significant acquisitions is satisfied, I think. I think, with the Rice transaction, our position is extremely well consolidated. There were still be holes. And I think we've estimated and told you all that we would expect you should be modeling about $200 million a year for fill-in opportunities to fill in those holes. But in terms of anything – anymore significant transactions to consolidate, I think, the Rice transaction accomplishes what we set out to achieve. And we're going to be focused on delivering on the results that we've been talking about. 10 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

So, but that said, I think, there are still lots of operators out there, lots of companies still trying to rationalize their positions and I think, ultimately, trying to do what we have just done and build contiguous acreage positions too, so they can improve their capital returns and their margins. So, I would expect you'll see continued activity, but I think except for the small little pieces and parts that we'll need to pick up to fill in some holes, I think, we're good for now.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC

Q

It's all very clear, Steve. Thanks.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Operator: Our next question comes from the line of Michael Hall from Heikkinen Energy Advisors. Please proceed with your question.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Thanks. Good morning. I just wanted to get into one of those synergies maybe in a little more detail, the completion designs between the two organizations. Can you kind of maybe compare and contrast what you know about the two different completion designs and where you think there might be some room for some beneficial improvement from combination?

David Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

A

Yeah, Michael. This is David. First, I'll say that – I'll congratulate Rice. They've done a lot of good testing and they've documented it very well and so have we. So I'm just really confident that when we marry the two organizations together, there is going to be things that offset each other and improve EURs. Some areas that we're looking at now are – they do some interesting things in targeting the wells that we haven't experimented with and even what they're calling engineering completions by trying to pick better parts of the rock based on [ph] log (30:00) properties instead of perforating every 40 feet like most companies do. So there is a couple things that jump out where they've tested those concepts and we haven't tested them as much. So when we get that data in and absorb it, we're confident we can make some tweaks.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Okay. Makes sense. And then on the completion pace that you gave us details for the second half that's helpful. I'm just curious would the expectation be that you maintain those seven crews through the first half of 2018 and that sort of quarterly pace in completions is sustainable? How should we think about that going in the second half?

David Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

A

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EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Yes. This is David again. Yeah. That's what I would – I think that's a good assumption that we'd be somewhere in that range for the first half of 2018.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Okay. Great. And then last one on my end was just on the...

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Sorry, just one clarification on that piece. That would just be for the EQT run rate. There would be additional crews because of the Rice acquisition. So it would be a higher number than 7 in 2018.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Understood. That's what I was getting at. I appreciate the clarification. Yeah. And then I guess the last one on my end is just – I was just curious on the tax side of things in the context with the sum-of-the-parts that you laid out. I understand there is some uncertainty on tax treatment and perhaps a little limited on what you can disclose. But maybe can you just provide a little bit of color on each of those paths like how the different tax treatments might vary and just how important you view the tax impacts relative to the path of addressing the sum-of-the-parts?

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

As Steve said, we're committed to addressing the sum-of-the-parts issues in 2018. I'm not going to comment on any particular path forward. But we don't believe that taxes would be the deciding factor in whatever it is that we'd decide to do or importantly with regard to the timing of when we're able to do it.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Okay. Clear enough. Thank you very much.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Thanks, Michael.

Operator: Our next question comes from the line of Neal Dingmann from SunTrust. Please proceed with your question.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Q

Good morning, gentlemen. Steve, I don't want to belabor the synergies, but it's such a positive important part. I just want to make sure I'm clear on that slide 14. Generally, timing on – you walked pretty detailed through the

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EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 $2.5 billion. Just wondering that additional $5 billion. I mean is that a year after the – or so after Rice close too? I'm just trying to get a very general sense of how you kind of envision the timing of those other $5 billion? A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Yeah. Well, if you look at the slide 14, it's actually an additional $7.5 billion of potential. So I do want to be clear. The numbers that are shown on that page are all the numbers at the high-end of the ranges. And I think it's probably a bit optimistic to assume that we could capture all of that. So I don't want anyone to take away from this that we're saying we're going to get another $7.5 billion on the top of the $2.5 billion. I do fully expect we will get some amount probably from each of those categories. And it's probably a good time to mention this. One of the reasons that we didn't provide these upfront is these – to your question, Neal, these are far more difficult to prove and to do a look back on and demonstrate that we captured it and to quantify how much we got and when we got it, because of the nature of them versus the two categories of synergies that we talked about initially, which, A, we have extremely high confidence we will get at least that much, and, 2, We will easily be able to demonstrate how we performed versus those estimates. These will be much more difficult to demonstrate how much we were able to get. So, with that caveat, these were all – so the ones that are related to a development program, so like incremental EUR improvements, that was to get to the $2.5 billion, I'd assume 5% of every well point forward. So, that assumes starting day one, so that's probably frankly a bit aggressive. It will take a little time to study the – to get the data in, have the engineers look at it, implement new practices, but that applies to several thousand wells. So if we missed a first few dozen, it probably doesn't change the value that much. And most of them are similar. It assumes applying that improvement on the pro forma development plan. Q Neal D. Dingmann Analyst, SunTrust Robinson Humphrey, Inc. Great detail, Steve, and just one follow-up, looking to slide 11, maybe for you or David. You've always talked about and been pretty clear about that rectangle and I get even the Rice piece and the Utica to the west of that. But you have a bit of a piece kind of call it to the Northeast of your acreage up in Armstrong and then you have a pretty good size piece down in West Virginia as well. I'd call it – that's southern acreage just outside of that. How do you view that acreage that is just outside of that block? Is that something you would let expire or because it's so close to the block you still – view it still pretty positively? A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Well, in terms of expiring most of that acreages held by production, so it won't expire. We don't view it as favorably as the Greene, Washington county core, for two reasons. One, the geology is not quite as good. The rock is just not as good. It's not pad but it's not as good. And because of the consolidation efforts we've done in Greene, Washington and Northern West Virginia. That's where we're going to be able to drill the long laterals and that's where the capital efficiency is going to be dramatically improved. So, from a competition for capital standpoint, those corners of the box just won't compete for our capital but might be attractive to someone else, but you won't see a lot of activity from EQT in the corners of the box. Q Neal D. Dingmann Analyst, SunTrust Robinson Humphrey, Inc. Great detail, Steve. Thanks so much. 13 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

You bet.

Operator: Our next question comes from the line of Arun Jayaram with JPMorgan. Please proceed with your question.

Arun Jayaram
Analyst, JPMorgan Securities LLC
Q

Yeah. Good morning. Steve, slide 16 suggests that you're not just kind of playing lip service to addressing the sum-of-the-parts discount with plans to have something by the end of 2018. I did want to see if you could give your thoughts on the activist letter that you did receive in the early part of July and thoughts on that.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Yeah. I will certainly say it's not lip service and I'm trying to be as clear as I can that you have my personal commitment that we are going to address the sum-of-the-parts and we're going to do it in a way that we think is most beneficial to our shareholders. So, that's about as clear I know how to be. But I mean what I say. So, there is a strong commitment there.

Yeah. Regarding the JANA letter, I think, we met with them shortly after the letter came out. So they are a significant shareholder and we're trying to reach out to all of them. And we discussed the merits of the transaction and we discussed the merits and the opportunities to address the sum-of-the-parts. And I think I'll leave it at that that just like all of our shareholders we communicate with them. We don't always agree on everything. But we made our case and we still continue to feel very strongly that this Rice transaction creates significant value for our shareholders and is the best and most appropriate next step in EQT strategy.

Arun Jayaram
Analyst, JPMorgan Securities LLC
Q

Great. That's very helpful. I have two quick others. One, as you talk about closing the transaction in the fourth quarter, just given the lag between permits and drilling and completing kind of the 12,000 foot wells, when, Steve, do you anticipate that you could start drilling or producing, I guess, the 12,000 foot laterals in the core of the Marcellus? What is the approximate timing on that as we think about 2018, 2019?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

That's a good question because you're right. We will have to re-permit and we can't begin that process until closing. So, there will be a time period where we're re-permitting wells. Hopefully that moves fairly quickly. But as you may be aware, Pennsylvania in particular right now is – the DEP is a little bit slow on permit. So there will be a few months to get that done. And then because of the timing on these large pads with long laterals, that's typically about a year from spud to on average TIL. So I would say it will be late 2019 at the earliest and early 2020 before you really see the production from the longer laterals hitting our income statement.

Arun Jayaram
Analyst, JPMorgan Securities LLC
Q

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EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Okay. I mean, are you going to get some before the whole program gets into that 12,000 foot mode or it'd be later in 2019?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yeah. That's where you really start to see it in full development mode. Some will certainly come sooner. And even absent the Rice transaction, on the EQT side, we currently have plans to drill quite a few wells that are north of 12,000 feet where our own acreage allows it. So you will see some longer laterals coming even before the Rice transaction closes or before we start to get the benefits from it. But by the end of – by early 2019 is when you will see the full forced effect of the combined company.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Okay. And just my final question, Steve, on the Rice merger call, you made some interesting comments about Phase 2 of shale and talking about better balancing growth with buybacks and dividends and I guess your expectations pro forma to reach a free cash flow surplus in 2019, I believe, under the $3 gas. So, wondering how shareholders have responded to that and how – if this is something that you're committed to as well as you think about on a go forward basis.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yes. That's another great question. First of all, the shareholder response, I think, has been – it's been extremely well received. And I've been very pleased at that because I wasn't quite sure how it will be received even though I think it is clearly the most prudent strategy for companies in the natural gas business. And you're hearing more companies start to talk about that, which I think is also a very positive development. I will say – that's another, so I'm going to go back to the Rice transaction.

Another reason, I think, this transaction is so transformative for our shareholders is not only is it accretive immediately to EQT shareholders, not only does it give us an industry-leading cost structure and capital efficiencies in a very competitive commodity market, it will allow the strategy of prudent and profitable growth with return of cash to shareholders to really happen. Absent those cost improvements and the capital efficiencies, it's much harder to adopt that strategy and be able to sustain it and do it in a way that really moves the needle. But with our ability to drill these long laterals and the lower cost structure, I think, it really makes that strategy extremely compelling. So, yes, that is what we are headed toward. And I think you really start to see the benefits of it probably in 2020, when we are growing we think in the mid-teens and substantially less than our cash flow.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Great. Thanks a lot.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Operator: Our next question comes from the line of Holly Stewart with Scotia Howard Weil. Please proceed with your question.

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EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Holly Stewart
Analyst, Scotia Howard Weil

Q

Good morning, gentlemen.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Hi, Holly.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Hi, Holly.

Holly Stewart
Analyst, Scotia Howard Weil

Q

Yeah. Maybe first for Steve or David, just kind of thinking through that 2018 development plan. You note the co-development this year and average well pad of 14 wells. I guess, any thought on this and kind of 2018 and beyond, I guess meaning both the size of the well pads as well as the co-development?

David Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

A

By co-development, you mean Upper Devonian or...

Holly Stewart
Analyst, Scotia Howard Weil

Q

Yes.

David Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

A

Yes. Well, first on the well pad, yes, 14 is our 2017 average. I expect that number to be increasing every year until it reaches – hopefully if we get to our range of 20 or so, which we think is the maximum size for a pad now. So you should see that continue to increase over the next few years. As far as co-development, I think, we're going to continue to do the Upper Devonian where it makes sense. We understand it. We know the performance of it now. We know where it works. And so where it works, we intend to still develop it.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

And I would add. On the Upper Devonian, it's really about the use it or lose it proposition, which makes it different than the Utica in terms of the Utica now can't compete with the longer laterals. The Upper Devonian laterals can also get longer. And the Utica isn't going away. So if that opportunity gets proved up by someone else any time soon, we have that opportunity and can restart activity there quickly without losing anything. In those certain areas of the Upper Devonian, we do strongly believe that you'll lose that opportunity.

But I think what you will see, Holly, is going forward a diminishing share of Upper Devonian relative to Marcellus. So we have even more compelling Marcellus opportunities now that Upper Devonian will have to compete with. And you may see us avoid those areas of Upper Devonian for now, so we don't lose it, but we will be driving long

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EQT Corp. *(EQT)*
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Marcellus wells outside of that Upper Devonian co-development area. So I do think you will continue to see some Upper Devonian capital deployed. But as a proportion of our total capital, I think, you will see a steady decline and probably a fairly dramatic decline.

Holly Stewart
Analyst, Scotia Howard Weil

Q

Okay. Great. And then maybe one just on the midstream side. You highlight the MVP expansion and kind of your upside to synergies. I would imagine there is some thought around OVC as well, but also within the presentation, you kind of note higher returns to EQM and lower cost to EQT. So I'm just curious you could provide a little bit of color just around maybe the cost structure on midstream and how the synergies create sort of a lower cost midstream business?

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Hi, Holly. It's Rob. I think that when you look around where we overlap with Rice, that we overlap both on the upstream and the midstream side. And so it's going to require less capital to deploy the midstream solution for whatever drilling that we do. And some of that may accrue to the midstream business and some of that may accrue to the upstream business, but there clearly will be less capital required to gather the volumes that get drilled.

Holly Stewart
Analyst, Scotia Howard Weil

Q

Okay. Great. And then maybe just one final quick one. Is there an update to the Permian sale?

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Nothing at this point.

Holly Stewart
Analyst, Scotia Howard Weil

Q

Okay. Thanks, guys.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Operator: Our next question comes from the line of Brian Singer from Goldman Sachs. Please proceed with your question.

Brian Singer
Analyst, Goldman Sachs & Co.

Q

Thank you. Good morning.

David Schlosser
Senior Vice President and President, Exploration & Production, EQT Corp.

A

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EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Hi, Brian.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Hi, Brian.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Hey, Brian.

Brian Singer
Analyst, Goldman Sachs & Co.

Q

A little bit of a theoretical question on the Utica. To what degree is the decision to reduce activity in the Utica a function of the Utica no longer meeting return thresholds versus the potential for the synergies that are driving the opportunities, if Rice closes? I.e., would you have made the same decision on reducing activity in the Utica had the Rice transaction not been on the horizon?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yeah. Brian, I think, the truthful answer is I don't know. The Rice transaction made it an easy decision given that the hurdle for the Utica to be better than our Marcellus opportunities went up significantly. So it was pretty obvious decision because of the Rice transaction. Absent the Rice transaction, I think, we were probably still in test mode with the thought that we could get there. One thing we have learned over the past six months is while, in a lot of cases, we can drill wells in that $12 million to $14 million range, still occasionally, you have a troublesome well and the costs go well above that.

And when you average that in, the learning curve was going to be probably a little longer than we thought. So we would have – absent the Rice transaction, we would have been incorporating that and trying to figure out, well, how confident are we that the average will be in that range and what we probably need to get to results of a few more wells. So my guess would be we'd probably drill a few more wells to get the data and then make a decision and it could have gone either way. But with the Rice transaction, it's a no-brainer. We just don't think our Utica opportunities are likely to be able to compete with our new Marcellus opportunities.

Brian Singer
Analyst, Goldman Sachs & Co.

Q

All right. Thanks.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

So, just one clarification on that, Brian, that I don't think we've said today. When we're talking about the Utica, we're only talking about the Deep Utica in Pennsylvania. We're not referring to the Ohio Utica that comes with the Rice transaction. Economically that competes much better with the Marcellus.

Brian Singer
Analyst, Goldman Sachs & Co.

Q

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EQT Corp. (EQT)
Q2 2017 Earnings Call
Corrected Transcript
27-Jul-2017

Understood. Great. And my follow-up is actually a follow-up to Holly's question earlier on the Upper Devonian. My take and maybe I misunderstood it is that you may develop the core Upper Devonian a little bit more slowly because of better rate of return opportunities elsewhere post the transaction. But looking on the map on page 20, it would seem that the core Upper Devonian does overlap with a lot of the Rice – some of the Rice acres in the Marcellus. Can you just comment on or maybe clarify?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Well, it does overlap with some of it and that's why I said you shouldn't expect Upper Devonian to go to zero. But a lot of the Rice opportunity lies outside of that and on the fringes of that. We may make the decision that the cost-benefit is more marginal. But certainly within – in the heart of that block, if we were going to drill, I think, we still feel strongly that we create value for our shareholders by taking the Upper Devonian versus forgoing that opportunity forever.

Brian Singer
Analyst, Goldman Sachs & Co.
Q

Got it. Right.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

But it's not all the Rice produce. These maps are kind of cartoonish, so you have to be careful about them.

Brian Singer
Analyst, Goldman Sachs & Co.
Q

And is there some quick...

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Go ahead.

Brian Singer
Analyst, Goldman Sachs & Co.
Q

Is there some quick and easy way of thinking based on your economics or your views on how much of a higher gas price you feel you need for the Upper Devonian economics to be equal to the Marcellus economics?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Never.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.
A

Never.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

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EQT Corp. (EQT) Q2 2017 Earnings Call Corrected Transcript 27-Jul-2017 Because if gas prices go up, the Marcellus economics go up. I don't think the Upper Devonian – the one thing that can equalize Upper Devonian with Marcellus in certain areas in certain circumstances, probably not even areas, circumstances is if the Upper Devonian has not been drilled, but the Marcellus has. And we have the opportunity to drill, say – I won't get the numbers quite right, but 16,000 foot Upper Devonian is probably economically equivalent to a 12,000 foot Marcellus. And, again, we'd have to check the numbers, but it's something like that. And if the Marcellus is drilled, because the two companies have drilled wells say toe-to-toe, but the Upper Devonian hasn't been drilled, so the combined acreage allows a 16,000 foot Upper Devonian. The return on that investment is probably identical to a 12,000 foot Marcellus well that we would drill. So there will be certain circumstances where extra-long Upper Devonians are just as good as your average Marcellus. Q Brian Singer Analyst, Goldman Sachs & Co. Great. Thank you. A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. You bet. Operator: That is all the time we have for questions. I'd like to hand the call back over to management for closing comments. Patrick J. Kane Chief Investor Relations Officer, EQT Corp. Thank you, Doug, and thank you all for participating. Operator: Ladies and gentlemen, this does conclude today's teleconference. Thank you for your participation. You may disconnect your lines at this time and have a wonderful day. Disclaimer The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error -free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein. THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON -INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF. The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2017 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved. 20 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to our strategy to develop our Marcellus, Utica, Upper Devonian and other reserves; changes in our drilling plans and programs and the availability of capital to complete these plans and programs; changes in production sales volumes and growth rates; projected average lateral lengths and drilling locations; projected unit costs; projected EBITDA of Rice’s retained midstream assets; risks related to our acquisition and integration of acquired businesses and assets; the cost of defending our intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, on July 27, 2017, EQT filed with the SEC a registration statement on Form S-4 that contains a preliminary joint proxy statement of EQT and Rice and also constitutes a preliminary prospectus of EQT. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of EQT and the stockholders of Rice. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website

(http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus of EQT and Rice filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

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